UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated November 14, 2016 titled “GeoPark Announces 2017 Work Program and Investment Guidelines”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2017 WORK PROGRAM AND INVESTMENT GUIDELINES

BASE CASE: 20-25% PRODUCTION GROWTH FROM

FULLY FUNDED $80-$90 MILLION ADAPTABLE CAPITAL PROGRAM

Santiago, Chile – November 14, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its work and investment program for 2017. (All figures are expressed in US Dollars).

A conference call to discuss 3Q2016 Financial Results and 2017 Work Program and Investment Guidelines will be held on November 15, 2016 at 10 am Eastern Standard Time.

2016: Secure Steady Growth amid Market Volatility

With oil prices plunging as low as $30 per barrel in 2016, GeoPark’s ability to rapidly adjust its modular work and capital program as well as the attractiveness of its asset portfolio were demonstrated by GeoPark continuing its consistent yearly track record of growing reserves and production. Production is targeted for 10% growth during 2016 with expected important reserve increases from the Colombian drilling program and extensions of the Tigana/Jacana oil field complex.

2017: Higher Growth with Tigana/Jacana Winds at its Back

For 2017, GeoPark has designed a self-funded program that can be adapted to and provide production growth in different oil price scenarios. The depth of the Company’s project portfolio allowed it to screen over 150 different projects proposed by GeoPark’s five country business units; and then select the top 50 projects (30-35 new wells) determined by technical, economic and strategic criteria.

The main focus of the 2017 work program will be to unlock the potential of the Tigana/Jacana oil field complex with a 15+ well drilling program and new facility construction. These represent low cost, low risk, quick cash flow cycle projects with high expected financial returns to further produce, develop and appraise this expanding world-class oil play. GeoPark will also carry out additional exploration drilling on the Llanos 34 Block in Colombia on a new fault-trend north-west of the Tigana/Jacana oil field complex, as well as, explore new attractive prospects in Argentina, Chile and Brazil.

James F. Park, Chief Executive Officer of GeoPark, said: “The 2015-16 volatility represented the real ‘acid test’ for an oil and gas company – and our successful performance through this period proves the quality of our assets, the experience of our team and the durability of our plan. We are now heading into 2017 with a strengthened company, an active self-funded work program, and a transformational asset to underpin an increasing rate of growth. In addition to developing and appraising the rapidly-growing Tigana/Jacana oil field complex in Colombia, we will be exploring exciting new prospects and plays in Argentina, Brazil and Chile. Our team is also active in expanding our portfolio through the acquisition of new projects across Latin America.”

2017 OUTLOOK

GeoPark’s 2017 dynamic self-funded work program is described below including estimated adjustments to different oil price scenarios, which illustrate the high quality nature of the Company’s assets and strong financial position in any oil price environment.

Base Case ($45-50/bbl Brent Oil Price): 20-25% Production Growth

•	Production: 2017 average production of 26,500-27,500 boepd representing a 20-25% increase over 2016 average production, with 2017 exit production targeted at approximately 30,000+ boepd

•	Capital Expenditures: $80-90 million - fully funded by cash flow from operations - to be allocated approximately as follows:

•	Colombia: $60-65 million: Focus on Llanos 34 Block (GeoPark operated with a 45% WI) to develop, appraise and further explore potential of the Tigana/Jacana oil play. Work program includes drilling approximately 15-20 gross wells (approximately 12 development wells plus other exploration and appraisal wells), 5-7 work-overs and additional investments in facilities to increase production capacity

•	Chile: $10-12 million: Focus on gas growth opportunities and business optimization at the Fell Block (GeoPark operated with a 100% WI). Work program includes drilling 4 wells (2 development wells, 2 exploration wells)

•	Brazil: $5-7 million: Initiate exploration drilling in Reconcavo and Potiguar onshore blocks (GeoPark operated with a 100% WI). Work program includes 3 wells and 3D seismic reprocessing, plus some maintenance activities at Manati production platform

•	Argentina: $5-7 million: Initiate exploration drilling in the Neuquen Basin with one exploration well in CN-V Block (GeoPark operated with a 50% WI) and 7 exploration wells in Sierra del Nevado and Puelen blocks (non-operated with a 18% WI)

Adjustments to Oil Price Scenarios

•	Above $50/bbl Brent Oil Price: Capital expenditures can be increased to $110-120 million by adding 25+ incremental projects mainly in Colombia, targeting production growth of 30-35% to 28,500-30,000 boepd

•	Below $40/bbl Brent Oil Price: Capital expenditures can be reduced to $50-60 million – focusing on lowest-risk and fastest cash-flow producing projects, targeting production growth of 10-15% to 24,500-25,500 boepd

Estimated Operating Netbacks

•	Consolidated Operating Netback per boe: Defined as Net Revenues minus Transportation & Discounts, Selling Expenses & Royalties and Operating Costs, estimated to be approximately $15-20/boe for a Brent Oil Price of $45-50/bbl, approximately $10-12/boe for a Brent Oil Price of $40/bbl, and approximately $21-23/boe for a Brent Oil Price of $55/bbl

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CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2016 Financial Results and Work Program and Investment Guidelines 2017 conference call and webcast on Tuesday, November 15, 2016, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, and Chief Operating Officer, Augusto Zubillaga will discuss GeoPark's financial results for 3Q2016 and work program and investment guidelines for 2017, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 93708120

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

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GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

ANP	Agência Nacional do Petróleo, Brazil’s National Agency of Petroleum

ANH	Agencia Nacional de Hidrocarburos de Colombia
boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
EPS	Earnings per share
IPO	Initial Public Offering
mbbl	Thousand barrels of oil
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

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NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 and/or 2017 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 14, 2016